Via Facsimile and U.S. Mail
Mail Stop 4720

December 14, 2009

Mr. Jean-Luc Renard
Vice-President, Corporate Accounting
Sanofi-Aventis
174, Avenue de France
75013 Paris
France

Re: Sanofi-Aventis
Form 20-F for the Year Ended December 31, 2008
Filed on March 4, 2009
File No. 001-31368

Dear Mr. Renard:

     We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Gus Rodriguez
Accounting Branch Chief